Exhibit 99.1

Real Messenger Corporation Announces Pricing of US$4.0 Million Public Offering

Costa Mesa, CA, June 8, 2026 (GLOBE NEWSWIRE) — Real Messenger Corporation (“Real Messenger” or the “Company”) (Nasdaq: RMSG), an innovative chat-based platform reimagining real estate connections, today announced the pricing of its public offering of 5,714,284 units (each, a “Unit”), on a best-efforts basis, at an offering price of US$0.70 per Unit (the “Offering”). Each Unit consists of one Class A ordinary share of the Company, par value US$0.0001 per share (the “Class A Ordinary Share”), or one pre-funded warrant (the “Pre-Funded Warrant”) to purchase one Class A Ordinary Share in lieu thereof, and one common warrant initially exercisable for the purchase of one Class A Ordinary Share (the “Common Warrant”). Each Common Warrant will be immediately exercisable upon issuance at an initial exercise price of US$0.70, which is equal to the public offering price per Unit. The Common Warrant exercise price is subject to customary anti-dilution adjustments in connection with subsequent equity sales and other corporate restructurings. The Common Warrants will expire on the fifth anniversary of the issuance date. The public offering price per Pre-Funded Unit is $0.6999, which is equal to the public offering price per Unit to be sold in the offering, minus the $0.0001 exercise price per Pre-Funded Warrant. The aggregate gross proceeds from the Offering are expected to be approximately US$4.0 million, prior to deducting placement agent fees, legal fees, administrative and other offering-related expenses.

The closing of the Offering is expected to take place on or about June 9, 2026, subject to the satisfaction of customary closing conditions set forth in the securities purchase agreement, dated June 8, 2026, entered into between the Company and the investors participating in the Offering, and related transaction documents.

Maxim Group LLC is acting as the sole placement agent for the Offering.

The Company’s registration statement on Form F-1 (File No. 333-296226) (the “Registration Statement”) was filed with the U.S. Securities and Exchange Commission (SEC) on May 26, 2026 and declared effective on June 8, 2026. The Offering is being made exclusively by means of a prospectus contained within the effective Registration Statement, copies of which may be obtained by contacting Maxim Group LLC, at 300 Park Avenue, 16th Floor, New York, NY 10022, attention: Syndicate Department, or by telephone at (212) 895-3745 or by email at syndicate@maximgrp.com. Copies of the Registration Statement can be accessed through the SEC website at www.sec.gov.

This press release is for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy any securities. No offering, sale or solicitation shall be permitted in any state or jurisdiction where such offering or sale would be unlawful prior to registration, exemption or qualification under the local securities laws of any such state or jurisdiction.

About Real Messenger Corporation

Real Messenger Corporation (Nasdaq: RMSG) is a real estate technology platform headquartered in Costa Mesa, CA. Founded in 2022, Real Messenger is transforming real estate engagement by connecting agents, buyers, sellers, and other industry participants within a unified, social platform. With users across 35 countries, Real Messenger’s primary reach is in the U.S., with notable growth in key markets such as the U.K. and Australia.

Forward-looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should” “would,” “plan,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this communication and on the current expectations of Real Messenger’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Real Messenger. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, market, financial, political and legal conditions.

If any of these risks materialize or Real Messenger’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Real Messenger does not presently know, or that Real Messenger currently believes are immaterial that could also cause actual results to differ from those contained in the forward- looking statements. In addition, forward-looking statements reflect Real Messenger’s current expectations, plans and forecasts of future events and views as of the date hereof. Nothing in this communication should be regarded as a representation by any person that the forward- looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein and the risk factors of Real Messenger described in Real Messenger’s Form 20-F initially filed with the SEC on July 31, 2025, as amended, including those under “Risk Factors” therein. Real Messenger anticipates that subsequent events and developments will cause its assessments to change. However, while Real Messenger may elect to update these forward-looking statements at some point in the future, Real Messenger specifically disclaims any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing Real Messenger’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contacts

Real Messenger Corporation

ir@real.co